DECKERS OUTDOOR CORPORATION
CLAWBACK AND FORFEITURE POLICY
(As amended and restated effective October 2, 2023)

1.Purpose

Deckers Outdoor Corporation (the “Company”) is committed to conducting business with integrity in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations, including those applicable to the presentation of the Company’s financial information to the public. As a result, the Board has adopted this Clawback and Forfeiture Policy (this “Policy”), as amended and restated effective October 2, 2023, which provides for the recoupment and/or forfeiture of certain Incentive‐Based Compensation paid or awarded to Executive Officers and other Employees of the Company in the event of an Accounting Restatement or significant misconduct that causes financial or reputational harm to the Company.

2.Administration

This Policy shall be administered by the Talent & Compensation Committee. Except for the rights and authority specifically reserved for the Audit & Risk Management Committee (as set forth in Sections 4 and 5), the Talent & Compensation Committee shall have the power and authority to construe, interpret and administer this Policy. Any determinations made by the Talent & Compensation Committee shall be made in its sole and absolute discretion, and shall be final, conclusive and binding on all parties (and any determinations made by the Audit & Risk Management Committee with respect to the specific matters reserved to it shall be final, conclusive and binding on all parties).

This Policy has been adopted by the Talent & Compensation Committee effective as of the Effective Date. The Talent & Compensation Committee may amend, modify or terminate this Policy, in whole or in part, at any time in its sole and absolute discretion.

Certain capitalized terms used in this Policy and not otherwise defined have the definitions given to them in Section 8.

3.     Accounting Restatement – Provisions Applicable to Executive Officers

In each instance where all three of the following factors exist:

i.an Accounting Restatement has occurred;

ii.Incentive‐Based Compensation was Received by an Executive Officer during the Recovery Period after beginning service as an Executive Officer, provided such Executive Officer served as an Executive Officer at any time during the performance period from which such Incentive‐Based Compensation was derived; and

iii.a lower amount of Incentive‐Based Compensation would have been Received by the Executive Officer based upon the financial results as restated in the Accounting Restatement;

then the Company shall, in accordance with Section 7, seek to recoup or recover from each Executive Officer the portion of any Incentive‐Based Compensation Received by such Executive Officer for or during the Recovery Period that is greater than the amount that would have been Received had the financial results been properly reported. The Company is entitled to recoup or recover Incentive‐Based Compensation pursuant to this Section 3, regardless of any fault of the Executive Officer for the accounting error(s) necessitating the Accounting Restatement, provided such Incentive‐Based Compensation was Received by the Executive Officer on or after the Effective Date.

4.Accounting Restatement – Provisions Applicable to Non‐Executive Officer Employees

In each instance where all four of the following factors exist:

i.an Accounting Restatement has occurred;

ii.Incentive‐Based Compensation was Received by an Employee during the Recovery Period;

iii.a lower amount of Incentive‐Based Compensation would have been Received by the Employee based upon the financial results as restated in the Accounting Restatement; and

iv.the Audit & Risk Management Committee determines, in its sole and absolute discretion, that gross negligence, fraud or significant misconduct by the Employee was the cause of, or significantly contributed to, the requirement to prepare the Accounting Restatement;

then the Company shall, in accordance with Section 7, seek to recoup or recover from each Employee who committed such gross negligence, fraud or significant misconduct the portion of any Incentive‐Based Compensation paid to or Received by such Employee for or during each of the restated periods that is greater than the amount that would have been paid or Received had the financial results been properly reported.

5.Misconduct – Provisions Applicable to All Executive Officers and Employees

If the Audit & Risk Management Committee determines in its sole and absolute discretion that an Employee has engaged in “significant misconduct” that causes, in whole or in part, “financial or reputational harm” to the Company, the Talent & Compensation Committee may, in accordance with Section 7, seek to recoup or recover from the Employee all or a portion of the Incentive‐Based Compensation previously paid to or Received by such Employee during the one‐year period preceding the date on which the Company discovers such misconduct.

“Significant misconduct” by an Employee may include, but is not limited to:

i.a material breach of the Company’s Code of Ethics, Corporate Governance Guidelines or similar Company codes, guidelines, policies or agreements;

ii.egregious misconduct, deceptive business practices or misconduct that is detrimental to the Company, including, without limitation, fraud, theft, embezzlement, falsification of Company records, detrimental conduct causing significant financial or reputational harm, violent acts (or threats of violence) against Employees or other persons with whom the

Employee interacts as a result of his or her employment with the Company or any subsidiary, harassment of any kind, or other serious violations of law; or

iii.the commission of an act or omission which causes the Employee or the Company to be in violation of federal or state securities laws, rules or regulations.

For purposes of this Section 5, the determination of whether conduct constitutes “significant misconduct” and whether the conduct has separately caused “financial or reputational harm” to the Company shall be made by the Audit & Risk Management Committee in its sole and absolute discretion, and may be made without reference to whether such conduct resulted in an Accounting Restatement or whether such misconduct resulted in an actual violation of laws, rules or regulations.

In the event the Audit & Risk Management Committee determines the Company is entitled to reimbursement pursuant to this Section 5, the Talent & Compensation Committee shall determine the amount of Incentive‐Based Compensation to be recouped or recovered from the relevant Employee based on such factors as it shall deem appropriate, which may, but is not required to, include one or more of the following:

i.the amount of Incentive‐Based Compensation paid to or Received by the Employee (or value of awards vested for the benefit of Employee) that exceeds the amount of Incentive‐ Based Compensation that otherwise would have been paid to or Received by (or vested for the benefit of) the Employee had the misconduct not occurred (or been known by the Company);

ii.the nature and circumstances of the breach, misconduct, deception or violation by the Employee;

iii.the relative fault or degree of involvement of the Employee in the significant misconduct, the title and level of responsibility of the Employee, and the relative fault or degree of involvement of the Employee’s supervisor(s);

iv.the impact of the Employee’s misconduct on the Company, including the magnitude of any restatement, loss or variance both in absolute terms and relative to budget or plan, and the magnitude of any financial or reputational harm,

v.the amount of any payments remitted by the Company to a third party to settle claims, and the amount of any other costs or expenses incurred by the Company, arising or resulting from, or related to, the Employee’s misconduct; and

vi.any other facts and circumstances determined relevant by the Talent & Compensation Committee.

6.No Indemnity or Insurance Reimbursement

The Company shall not insure or indemnify any Executive Officer or Employee against the loss of any Incentive‐Based Compensation subject to recoupment and/or forfeiture hereunder. The Company shall not pay or reimburse any Executive Officer or Employee for premiums paid toward an insurance policy to fund potential recovery obligations.

7.Additional Provisions

i.Calculation of Erroneously Awarded Incentive‐Based Compensation. Any Incentive‐ Based Compensation that the Company is entitled to recoup or recover pursuant to the terms of this Policy shall be calculated without regard to any taxes paid by the Executive Officer or other Employee.

ii.Recoupment Methods. In the event the Company is entitled to recoup or recover Incentive‐Based Compensation pursuant to the terms of this Policy, the method for recouping or recovering the Incentive‐Based Compensation hereunder, may include, without limitation, any one or more of the following: (1) requiring reimbursement of cash Incentive‐Based Compensation previously paid; (2) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity incentive awards; (3) cancelling or rescinding some or all outstanding vested or unvested equity incentive awards; (4) adjusting or withholding from any unpaid compensation (including compensation that is not Incentive‐Based Compensation) or other set‐off; (5) cancelling or setting‐off against planned future grants of cash incentive awards or equity incentive awards; (6) any other method authorized by any agreement between the Company and a particular Executive Officer or other Employee; and (7) any other method permitted by applicable law.

iii.Rights and Remedies. The Board intends that this Policy shall be applied to the fullest extent of the law. The Board shall require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Executive Officer or other Employee, as applicable, to agree to abide by the terms of this Policy. Any right of recoupment and/or forfeiture under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement, and any other legal remedies available to the Company.

iv.Binding Agreement. This Policy shall be binding and enforceable against all Executive Officers and other Employees, as applicable, and their respective beneficiaries, heirs, executors, administrators or other legal representatives.

8.Definitions

For purposes of this Policy, the following terms have the meanings set forth below:

i.“Accounting Restatement” means the restatement of any Company Financial Statements which is required as a result of, or necessitated by, any material noncompliance by the Company with any financial reporting requirement under the federal securities laws, including any accounting restatement that (1) corrects errors that are material to previously issued Company Financial Statements (commonly referred to as “Big R” restatements), or (2) corrects errors that are not material to previously issued Company Financial Statements, but would result in a material misstatement if the errors were left uncorrected in the current report, or the error correction was recognized in the current period (commonly referred to as “little r” restatements).

ii.“Audit & Risk Management Committee” means the Audit & Risk Management Committee of the Board.

iii.“Board” means the Board of Directors of the Company.

iv.“Company Financial Statements” means any audited or unaudited financial statements of the Company included in any SEC Report.

v.“Effective Date” means October 2, 2023.

vi.“Employee” means an employee (including an Executive Officer) of the Company or any of its subsidiaries.

vii.“Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and the Company’s other “officers” as determined by the Board from time to time by reference to Rule 16a‐1(f) under the Securities Exchange Act of 1934, as amended.

viii.“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company Financial Statements, as well as any measure derived wholly or in part from such measure, including any non‐GAAP financial measure, regardless of whether such measure was presented in the Company Financial Statements or an SEC

Report. Financial Reporting Measures include, without limitation, the Company’s stock price and total stockholder return.

ix.“Incentive‐Based Compensation” means any cash or equity compensation that is granted, earned or vested, based wholly or in part, on the attainment of a Financial Reporting Measure of the Company (or any subsidiary, division, segment or brand thereof), including, without limitation, annual cash bonuses, short‐ and long‐term cash incentive awards, stock options, restricted stock, restricted stock units, stock appreciation rights, performance shares or long‐term incentive plan awards, and proceeds from the sale of shares acquired through an incentive plan that were granted, earned or vested, based solely or in part, on satisfying a performance condition or goal based on a Financial Reporting Measure.
x.“Received” means received in the fiscal period during which a Financial Reporting Measure is attained, even if the Incentive‐Based Compensation payment or award (or the vesting of such award) occurs after the end of that period.

xi.“Recovery Period” means the three completed fiscal years immediately preceding the earlier of the date (1) the Board concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (2) a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

xii.“SEC” means the Securities and Exchange Commission.

xiii.“SEC Report” means an Annual Report on Form 10‐K, Quarterly Report on Form 10‐Q, Current Report on Form 8‐K, Proxy Statement on Schedule 14A, Information Statement on Schedule 14C, or any other report or schedule containing Company Financial Statements that is filed by the Company with the SEC.

xiv.“Talent & Compensation Committee” means the Talent & Compensation Committee of the Board.